[SONNENSCHEIN NATH & ROSENTHAL LLP LETTERHEAD]


Marc Salle
816.460.2555
msalle@sonnenschein.com


VIA EDGAR AND FEDERAL EXPRESS

December 19, 2007

Daniel Morris, Esq.
Attorney - Advisor
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Comment Letter dated December 10, 2007 Issued to Kansas City Southern Definitive 14A
     Filed March 30, 2007
     File No. 001-04717

Dear Mr. Morris:

     We serve as counsel to Kansas City Southern ("KCS") and are in receipt of a copy of your comment letter dated December 10, 2007 addressed to Mr. Michael R. Haverty, Chief Executive Officer of KCS, with regard to the above-referenced proxy statement.

     We note that the letter requests a response by December 21, 2007. In order to give it time to discuss its proposed responses with the compensation committee, KCS respectfully requests an extension until January 11, 2008, in which to respond to your comments.

     If you will recall, we spoke by telephone yesterday with regard to KCS's extension request. You were kind enough to grant that request, conditioned upon filing of this letter.

     We appreciate your assistance and the comments raised in your letter.

     Thank you very much.

                                                   Best regards,

                                                   /s/ Marc Salle

                                                   Marc Salle

cc:  Brian P. Banks, Esq.
     John F. Marvin, Esq.